For Immediate Release		NEWS RELEASE
TSX: PFN OTCQX: PAWEF Frankfurt: P7J	Toll Free 1.800.667.1870	www.pfncapital.com

Pacific North West Capital Continues to Intersect High Grade Platinum Group Metal Mineralization at River Valley Project, Sudbury, Ontario

  Positive infill drill results in the Dana North Area include;
    4.5 gpt* Pd+Pt+Au** over 10 metres in hole DN029
      Including 9.39 gpt Pd+Pt+Au over 1 metre
      Including 3.80 gpt Pd+Pt+Au over 8 metres
    1.88 gpt Pd+Pt+Au over 13 metres in hole DN026
      Including 2.19 gpt Pd+Pt+Au over 5 metres
      And 2.05 gpt*Pd+Pt+Au**over 3 metres
    1.53 gpt Pd+Pt+Au over 8 metres in hole DN027
      Including 2.76 gpt Pd+Pt+Au over 34 metres
  Infill diamond drilling program completed in Dana North Zone
  Approximately 1500m of resource drilling to be completed in the Dana South Zone.
  A drill program to test new exploration targets is planned

*gpt = grams per tonne
*opt = ounces per tonne
**Pd+Pt+Au= Pladium + Platinum + Gold

October 27Th  , 2011, Vancouver, BC – Pacific North West Capital Corp. (TSX: PFN; OTCQX: PAWEF; Frankfurt: P7J) is pleased to announce assay results for four more drill holes in the 2011 Phase IB Exploration program on its 100% owned River Valley PGM-Gold Property, 70 km from Sudbury, Ontario.

Holes DN026  and DN027 (Tables 1 and 2) were drilled from the same location in Dana North Zone toward the east in order to test the deeper extension of the main mineralized zone (Figures 1 and 2).DN026 intersected 13 metres at 1.88 gpt 3E from 99 metres downhole.   DN027 intersected 8 metres 2.83 gpt 3E from 73 metres downhole.

The mineralized interval in DN026 includes 5 metres 2.19 gpt 3E from 104 metres. High grade mineralization occurs again as 2.05 gpt 3E from 195 to 198 metres downhole.

Hole DN029 (Tables 1 and 2) was drilled from approximately 50 metres north of DN028 towards  the northeast in order to test the shallower extension of the mineralized zone (Figures 1 and 2). This target had previously not been drill tested.

Hole DN029 intersected 10 metres at 4.50 gpt 3E from 22 metres, including 1 metre at 9.39 gpt 3E from 23 metres downhole.

Discussion:

The 2011 Phase I drilling program focused primarily on the contact environment of the River Valley property.  The program was successful in testing the strike and dip of the mineralized breccia unit and associated stratigraphy in the Dana North Zone and the Dana South Zone. On the basis of work completed to date, several important observations and conclusions can be made:

1.	In the Dana North and Dana South Zones, the PGM mineralization has relatively consistent, high grade PGM values.

News Release	October 27th, 2011

2.	Results of infill drilling at Dana North have been successful at confirming the nature of the mineralization, with the majority of holes returning higher than anticipated PGM grades. Scattered mineralization and elevated PGM values exist in basal unit (i.e., below the breccia unit) of River Valley intrusion.

3.	The footwall Archean paragneiss and migmatites has scattered elevated PGM values. Previously drilling failed to consistently penetrate the footwall.

Figure 1- 2011 Drill Holes Location Map

News Release	October 27th, 2011

Figure 2- DN026 through DN029 Cross Section

2011 Exploration Program Update

To date, 42 holes have been successfully completed for a total 11,500 metres. Phases IA and IB and part of Phase IC were focused on infill drilling in the areas that required more data.

The remaining part of Phase 1C will focus on identifying new areas of mineralization in the favourable breccia unit, with the objective of increasing the mineral resources of the project. Phase IC drilling program is nearing completion. Data from the infill drilling will be combined with that from approximately 111,000m in 590 holes drilled previously to form the basis for a mineral resource update. The resource update will be completed in the first quarter of 2012.

Following completion of Phase IC, the exploration focus for Phase ID will be on drilling new PGM targets within the River Valley intrusive complex. These new targets have potential to contain additional mineral resources.

Some of these targets were identified during a three-dimensional (3D) IP survey performed from March to July 2011 (Figure 3) Data from this survey are currently being processed and interpreted. However, preliminary data indicate several prominent anomalies associated with River Valley intrusive complex. These targets will be further assessed during detailed interpretation and drilling programs will be designed to test prioritized targets.  In addition, targets previously identified from mineralized surface samples but never drilled will be evaluated for testing too.

Figure 3- Newly identified IP chargeability anomalies (A to E) Targets C, D and E are located in the River Valley Intrusive Complex

News Release	October 27th, 2011

Quality Assurance and Quality Control (QA/QC)

All diamond drill core samples were submitted to SGS Laboratories, Toronto, Ontario and assayed for Pt, Pd, Au, Cu and Ni and 29 additional elements by inductively coupled plasma (ICP) methods. Concentrations of Pt-Pd-Au were determined using standard lead fire assay, followed by dissolution with aqua-regia, and measurement with an ICP finish. Lower limited of detection (30 gram sample) are 1 ppb for Au and Pd and 10 ppb for Pt; upper limits are 10,000 ppb by ICP. Concentrations of Cu-Ni were determined by ICP methods with detection limit of 0.5 ppm for Cu and 1 ppm for Ni; upper limit for both Cu and Ni is 1%. One standard and one blank were inserted every 40 samples into the sample stream. Duplicates were taken for each 20th sample. This practice continues throughout the 2011 Phase I (A) and Phase II drilling, and includes the preparation and insertion of new and necessary standards at the cut-off grade and at the mean grade of the deposits. All sample preparation has been conducted and directed on site by contract geologists and samplers hired by PFN.

Hole No.	From (m)	To (m)	Length of the Intersect (m)	Length of the Intersect (feet)	True Thickness (m)	Pt (gpt)	Pt (opt*)	Pd (gpt)	Pd (opt)	Au (gpt)	Rh (gpt)	3E (gpt)	3E (opt)	Ni (%)	Cu (%)
DN026-2011	99	112	13	42.6	12.4	0.40	0.01	1.40	0.05	0.08	0.004	1.88	0.06	0.02	0.14
Including	104	109	5	16.4	4.8	0.50	0.02	1.60	0.05	0.09	0.004	2.19	0.07	0.02	0.19
And	195	198	3	9.8	2.9	0.50	0.02	1.50	0.05	0.05	0.004	2.05	0.07	0.02	0.10
DN027-2011	73	81	8	26.2	6.8	0.40	0.01	1.10	0.04	0.03	0.004	1.53	0.05	0.01	0.06
Including	73	76	3	9.8	2.6	0.70	0.02	2.00	0.06	0.06	0.007	2.76	0.09	0.02	0.09
DN029-2011	22	32	10	32.8	8.5	1.00	0.03	3.30	0.11	0.20	0.011	4.50	0.14	0.07	0.28
Including	23	24	1	3.3	0.9	2.2	0.07	7.00	0.23	0.20	0.023	9.39	0.30	0.12	0.46
Including	24	32	8	26.2	6.8	0.90	0.03	2.70	0.09	0.20	0.009	3.80	0.12	0.06	0.27

True widths of intercepts are shown and are based on the current interpretation

Drill Hole	Easting (m)	Northing (m)	Azimuth (Deg)	Dip (Deg)	Depth (m)
DN026	5172489	555320	45	-63	249
DN027	5172486	555319	45	-45	192
DN028	5172504	555337	45	-45	141
DN029	5172529	555360	45	-45	99

News Release	October 27th, 2011

Qualified Person Statement

This news release has been reviewed and approved for technical content by Ali Hassanalizadeh M.Sc. P.Geo, Acting Vice President Exploration for PFN and a Qualified Person under the provisions of National Instrument 43-101.

About River Valley Project:

On April 20th, 2011 PFN announced that it commenced the Phase I of a $5 million, 15,500 metre drill program for its 100% owned River Valley PGM Project. As of August 2011, PFN completed more than 10,000 metres of drilling and more than 140 line km of 3D IP geophysics survey. Work to date at River Valley suggests that the best potential for economic accumulations of PGM-Cu-Ni sulphide mineralization is within the Breccia Zone. This Zone includes the main mineralized breccia or Main Zone. The Main Zone occurs within about 20 metres of the intrusive contact with Archean gneisses. This contact zone extends for over 9 km of prospective strike length, hosts the current defined resource. The latest mineral resource estimate in accordance with the guidelines set out by NI43‐101 was published in 2006 and the results are summarized as follows:

NI43-101 Compliant Mineral Resources for River Valley

  Measured Resource:

7.99 million tonnes grading 1.33 g/t p palladium,  0.44 g/t platinum, 0.08 g/t gold, 0.12% copper and 0.02% nickel using a cut-off grade of 1.00 g/t palladium + platinum (Pd+Pt).

  Indicated Resources:

11.31 million tonnes grading 1.08 g/t palladium,  0.36 g/t platinum,0.07 g/t gold, 0.10% copper and 0.02% nickel  using a cut-off grade of 1.00 g/t Pd+Pt.

  Inferred Resources:

0.88 million tones grading 1.36 g/t palladium,, 0.47 g/t platinum , 0.07 g/t gold, 0.10% copper and 0.02% nickel using a cut-off grade of 1.00 g/t Pd+Pt

PFN’s objective for River Valley is to delineate sufficient resources to establish a multi-million tonne open pit PGM mine.

Completion of a new NI43-101 mineral resource estimate is scheduled for the end of first quarter of 2012.

About Pacific North West Capital Corp:

Pacific North West Capital Corp. is a mineral exploration company whose corporate philosophy is to be a project generator, explorer and project operator with the objective of optioning/joint venturing its projects through to production. In January 2011, Pacific North West Capital successfully negotiated the 100% acquisition of the River Valley PGM Project from Anglo Platinum Limited, which makes Anglo Platinum the largest shareholder of PFN holding approximately 9% of the Company (as of July, 2011). The River Valley PGM project is one of North America's newest and largest primary platinum group metals (PGM) deposits. The project has excellent infrastructure support and is located 100 km from Sudbury, Ontario, one of Canada’s largest mining centres with two large mineral processing facilities that have excess capacity.

Pacific North West Capital Corp. is well funded with an experienced management team and the ability to take advantage of its growing asset base in platinum group metals, gold and base metals. To that end, the Company is in the process of adding key technical and financial people to our management, advisory team and board of directors. PFN has approximately $6.0 million in working capital and securities and no debt.

News Release	October 27th, 2011

The Company has PGM, gold and base metal projects in BC, Ontario, Saskatchewan and Alaska and continues to aggressively acquire new acquisition of additional platinum group metals projects, precious metals and base metals projects on an international scale.

The Company has recently begun significantly expanding its PGM project portfolio in Canada and the U.S. (Alaska) and will be releasing updates when these acquisitions have been completed.

Pacific North West Capital Corp. is an International Metals Group Company.
(www.pfncapital.com)

On behalf of the Board of Directors

Harry Barr
President and CEO

Please send requests for further information to:

Harry Barr Chairman & CEO Pacific North West Capital corp. Tel: 604-685-1870 Email: hbarr@pfncapital.com	Bill Stone President & COO Pacific North West Capital corp. Tel: 416-368-5268 Email: bstone@pfncapital.com

Disclaimer: This news release may contain certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with The Toronto Stock Exchange, British Columbia Securities Commission and the United States Securities & Exchange Commission

News Release	October 27th, 2011